FARO Technologies, Inc.
250 Technology Park
Lake Mary, Florida 32746

November 2, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Conlon Danberg, Office of Life Sciences

Re:        FARO Technologies, Inc.
        Registration Statement on Form S-3
        Filed September 2, 2022
        File No. 333-267261

        Acceleration Request
            Requested Date:        November 4, 2022
Requested Time:    4:30 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FARO Technologies, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223.

Very truly yours,

FARO Technologies, Inc.

/s/ Allen Muhich
Allen Muhich
Chief Financial Officer

cc:    Michael D. Burger
    FARO Technologies, Inc.

    Tony Jeffries
    Wilson Sonsini Goodrich & Rosati, P.C.